Filed by CoBiz Financial Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CoBiz Financial Inc.

Commission File No.: 001-15955

Date: June 18, 2018

Internal FAQs for CoBiz Financial Managers

CoBiz Joining Forces with BOK Financial: What’s Next?

Q: How long will the integration process take?

A: Integration will begin immediately after the transaction receives regulatory and shareholder approval later this year. It’s hard to predict how long integration will take, but we expect it to move fairly quickly.

Q: Will there be layoffs? When will they be announced? Will they all happen at once? Will there be severance packages?

A: As with any acquisition, there will be overlapping functions mainly focused in operational and support functions. We don’t know how many people will be affected yet, but hope to have the majority identified in the next month. Any displaced CoBiz employees will receive competitive severance packages and have the opportunity to post for job openings within BOK Financial’s operations.

Q: Does this affect my benefits? Is my health insurance/vacation policy/bonus structure/officer status/401(k) going to change? What about my computer loan/tuition reimbursement?

A: Nothing will change until the transaction closes. Rest assured that BOK Financial has a solid reputation as an employer of choice and a very attractive benefits package. We will be as open and transparent as possible as we move through this transition period.

Q: How will this impact 2018 incentive compensation? What will the production plan be going forward?

A: It’s too early to discuss this level of detail, but current plans will remain in place and in effect until the transaction closes later this year.

Q: How will this impact the currently unvested shares of stock in my incentive plan?

A: All unvested shares will vest immediately upon completion of the transaction. Please review the news release for terms of the transaction.

Q: What does this do to my employee CoBiz ESPP shares?

A: Your CoBiz shares purchased through the employee stock purchase plan will be converted into BOK Financial shares. You will be contacted through Computershare, our transfer agent, with more information.

Q: Who is making the decisions about systems, staffing, products, etc.? How were they chosen?

A: An integration team from BOK Financial will work directly with CoBiz senior managers to assess staffing levels going forward.

Q: How will lay off/location closure decisions be made? On what basis?
A: An integration team will assess staffing levels needed to serve the needs of clients across the organization. Although no significant impact is anticipated for client-facing staff, it is safe to assume that duplications in support/operational areas and possibly locations will be addressed during the integration process, after shareholder and regulatory approval.

Q: How will changes be communicated?
A: We commit to being as transparent as possible during this transition process. We will communicate through existing company publications — including Monday Morning RoundUp and Altitude — as well as on the Bunkhouse and via email.

Q: Can I apply for a job at BOK Financial?
A: One of the great benefits of this transaction is that our employees will have greater opportunities to pursue career opportunities within a much larger, more diverse organization. Visit their website to learn about current career opportunities.

Q: What does the management structure look like? Will my direct manager be changing? Will my team be changing? Will my responsibilities be changing?
A: We understand the level of concern you might be feeling about next steps. Until the transaction closes later this year, we don’t anticipate any significant changes in our structure, departments, management team or job responsibilities. Going forward, we don’t anticipate any significant impacts to our client-facing employees. We need to remain focused on taking care of our clients, continuing to earn the reputation that we’ve worked so hard to build. As we approach completion of the transaction and begin integration, we commit to sharing information as it becomes available.

Q: How should I answer the phone?

A: Continue answering the phone as you do right now. Our name, departments, processes, etc. remain the same.

Q: Will our business model be changing?

A: CoBiz and BOK Financial have a great deal of overlap in terms of business model, specialty lending area — including healthcare and public finance — and commitment to serving the complete financial needs of businesses and business owners. BOK Financial’s product array is wider and more diverse than our current model; as a much larger organization, they have a much higher lending limit. At the core, our business model will largely remain intact but with a better ability to cross sell a wider product array.

Q: How many employees does BOK Financial have? How big is BOK Financial?

A: BOK Financial has $33.4 billion in assets, 4,948 employees and operations in eight states (Oklahoma, Texas, New Mexico, Arkansas, Kansas, Missouri, Colorado and Arizona). In Colorado, BOK Financial has 265 employees and operates as Colorado State Bank and Trust; in Arizona, BOK Financial has 109 employees and operates as Bank of Arizona. The addition of CoBiz to the BOK Financial family of services will significantly increase their presence in Colorado and Arizona.

Q: What’s going to happen to our executive team?

A: CoBiz Chairman and CEO Steve Bangert will join the BOK Financial board of directors and be actively involved in the organization. He will be focused on ensuring a successful integration with BOK Financial in terms of clients and employees; after that, he will work to expand the franchise in Colorado and Arizona.

Q: What will happen to our name, logo, brand, etc.?

A: BOK Financial is reviewing what will be the best brand strategy going forward, but nothing has been decided as of yet.

Q: How does this affect the CoBiz Cares Foundation?

A: Though the end of 2017, the Foundation has granted an outstanding $1.4 million to worthy non-profits. All company and employee funds designated to the Foundation through the 2017 Give Initiative will be awarded to organizations serving the areas selected by our employees: youth development, shelter and crisis services; children’s and family services; and food banks, food pantries and food distribution. The future of the Foundation beginning in 2019 is under review.

Q: How does this affect the Biz Bash?

A: Through the end of 2017, the Biz Bash has distributed $5.5 million to organizations serving the needs of children in our communities. The announcement of the 2018 Colorado event proceeds — benefitting Big Brothers Big Sisters and Kids First health Care — is scheduled for July. And, work is underway for the 2018 Arizona event — benefitting New Pathways for Young and Feeding Matters. The future of the Biz Bash in Colorado and Arizona beginning in 2019 is under review.

Q: Where can I find more information about BOK Financial? How do I keep informed?

A: Visit their website at bokfinancial.com. Their 2017 annual report, located on their website, has a good overview of their considerable community relations accomplishments. Watch for emails, articles in Monday Morning RoundUp and updates on the Bunkhouse. We will do our best to share information as it becomes available.

Additional FAQs for Responding to Client Inquiries

CoBiz Joining Forces with BOK Financial: What Do I Tell My Clients?

Q: Why did CoBiz Financial sell to BOK Financial?

A: CoBiz has been performing well; the decision to sell was not a sign of weakness but rather a reflection of the strength of our franchise. CoBiz and BOK Financial have known each other for a long time and are very similar in terms of strategies and culture. We believe that joining BOK Financial will benefit our shareholders, clients and employees.

Q: What benefits will I notice from this acquisition?

A: Clients will enjoy access to a broader, more diversified portfolio of products and services, a higher lending limit, and a wider regional footprint. We look forward to sharing more information with you in the coming months.

Q: When can I start banking at BOK Financial?

A: The closing is expected to be completed in late 2018 with conversion in early 2019. You should be able to use both bank’s branches shortly after that.

Q: Does this affect my FDIC insurance?

A: Only if you have in excess of $250,000 of combined deposits at the two banks. If that is the case, we can work with you to determine solutions to help cover your deposits with FDIC insurance.

Q: Can I continue to use my existing checks/credit/debit cards/TMS products? Until when?

A: Nothing will be changing with your accounts until we have completed the transaction and integration late this year. Until then, you can continue to use all of your existing account resources.

Q: Are my rates changing?

A: The current terms of your loan remain unchanged. Nothing will be changing with your accounts until we have completed the transaction and integration late this year.

Q: Where do I send my credit card/loan payments to?

A: Nothing will be changing with your accounts until we have completed the transaction and integration late this year. Continue to send your payment to your current address.

Q: Can I still use Online Banking?

A: Yes. Nothing will be changing with your online access until we have completed the transaction and integration late this year. Until then, you can continue to use all of your existing account resources.

Q: When will I know if my branch is going to close?

A: CoBiz has eight branches in metro Denver and four in metro Phoenix. BOK Financial has 12 branches in metro Denver and four in Phoenix. We anticipate that there will be some overlap and some branch consolidation, but have not made any final determination at this point. We will communicate with our clients as decisions are made.

Q: Will you now be open on Saturday?

A: Nothing about CoBiz is currently changing. Some of BOK Financial’s branches are open on Saturdays; when the transaction and integration are completed, you will be able to bank at those locations.

Q: What is going to happen to my banker?

A: As with any acquisition, some overlapping or duplicate positions may be eliminated. However, we do not anticipate any significant impact on client-facing employees at either bank.

Q: What benefits can I see right away?

A: Any changes will need to wait for regulatory and shareholder approval. We anticipate sharing information about our wider product and service offering as soon as possible after that.

Q; Will my auto payments, TMS, etc. stay the same?

A: Nothing will be changing with your accounts until we have completed the transaction and integration late this year.

Q: Will I still be able to apply for a loan? Should I continue to apply at my current bank?

A: Nothing will be changing with your accounts with us — whether that’s a current loan or one that’s in process — until we have completed integration. Until then, you can continue to work with your current banker on your credit needs.

Additional FAQs for all CoBiz Employees

CoBiz Joining Forces with BOK Financial: Learn More

Q: Why did CoBiz Financial sell to BOK Financial?

A: CoBiz has been performing well; the decision to sell was not a sign of weakness but rather a reflection of the strength of our franchise. CoBiz and BOK Financial have known each other for a long time and are very similar in terms of strategies and culture. We believe that joining BOK Financial will benefit our shareholders, clients and employees.

Q: What are the next steps?

A: The transaction is subject to regulatory and shareholder approval. We anticipate regulatory approval in four to six months. Integration will begin immediately after the transaction receives regulatory and shareholder approval later this year. It’s hard to predict how long integration will take, but we expect it to move fairly quickly.

Q: Will people lose their jobs?

A: As with any acquisition, there will be overlapping functions mainly focused in operational and support functions. We don’t know how many people will be affected yet, but hope to have the majority identified in the next month. Any displaced CoBiz employees will receive competitive severance packages and have the opportunity to post for job openings anywhere within BOK Financial’s operations.

Q: Does this affect my benefits? Is my health insurance/vacation policy/bonus structure/officer status/401(k) going to change? What about my computer loan/tuition reimbursement?

A: Nothing will change until the transaction closes. Rest assured that BOK Financial has a solid reputation as an employer of choice and a very attractive benefits package. We will be as open and transparent as possible as we move through this transition period.

Q: How will news be communicated?

A: We commit to being as transparent as possible during this transition process. We will communicate through existing company publications — including Monday Morning RoundUp and Altitude — as well as on the Bunkhouse and via email.

Q: Who is going to be in charge? What does the management structure look like? Will my direct manager be changing? Will my team be changing? Will my responsibilities be changing?

A: We understand the level of concern you might be feeling about next steps. Until the transaction closes later this year, we don’t anticipate any significant changes in our structure, departments, management team or job responsibilities. Going forward, we don’t anticipate any significant impacts to our client-facing employees. We need to remain focused on taking care of our clients, continuing to earn the reputation that we’ve worked so hard to build. As we approach completion of the transaction and begin integration, we commit to sharing information as it becomes available.

Q: Where can I find more information about BOK Financial? How do I keep informed?

A: You can visit their website at bokfinancial.com. Their 2017 annual report, located on their website, has a good overview of their considerable community relations accomplishments. Watch for emails, articles in Monday Morning RoundUp and updates on the Bunkhouse. We will do our best to share information as it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, CoBiz Financial Inc.’s and BOK Financial Corporation’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in CoBiz Financial Inc.’s and BOK Financial Corporation’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by CoBiz Financial Inc.’s shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating CoBiz Financial Inc.’s business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BOK Financial Corporation’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find it

In connection with the proposed merger, BOK Financial Corporation will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of CoBiz Financial Inc. and a Prospectus of BOK Financial Corporation, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BOK Financial Corporation and CoBiz Financial Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CoBiz Financial Inc. at ir.cobizfinancial.com or from BOK Financial Corporation by accessing BOK Financial Corporation’s website at www.bokf.com. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to CoBiz Financial Inc. Investor Relations at CoBiz Financial Inc. Investor Relations, 1401 Lawrence Street, Suite 1200, Denver, CO, by calling (303) 312-3412, or by sending an e-mail to info@cobizfinancial.com or to BOK Financial Corporation Investor Relations at Bank of Oklahoma Tower, Boston Avenue at Second Street, Tulsa, Oklahoma, by calling (918) 588-6000 or by sending an e-mail to investorrelations@bokf.com.

CoBiz Financial Inc. and BOK Financial Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CoBiz Financial Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding CoBiz Financial Inc.’s directors and executive officers is contained in CoBiz

Financial Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 9, 2018, which are filed with the SEC.  Information regarding BOK Financial Corporation’s directors and executive officers is contained in BOK Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 15, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.